Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

3D Systems Welcomes ‘Superior Proposal’ Determination by Stratasys Board and Strong Support from Shareholders of Both Companies

  3D Systems’ Signed Merger Agreement Awaits Countersignature by Stratasys

  Stratasys Decision Reflects Shareholder Feedback That Desktop Metal Merger Does Not Have Support of Stratasys Shareholders

  Expectation for Swift Termination of Desktop Metal Merger Agreement, Payment of Termination Fee to Desktop Metal by 3D Systems, and Entrance into 3D Systems-Stratasys Merger Agreement

  If Stratasys Engages Promptly, 3D Systems Believes Merger Agreement Should be Signed by Stratasys No Later Than End of This Week

ROCK HILL, S.C., July 17, 2023 (GLOBE NEWSWIRE) -- Today, 3D Systems (NYSE:DDD) (“the Company”) welcomed the determination by the Board of Directors of Stratasys Ltd. (NASDAQ: SSYS) that 3D Systems’ proposal to combine with Stratasys is reasonably expected to result in a ‘Superior Proposal’ under the terms of Stratasys’ merger agreement with Desktop Metal, Inc.

On July 13, 3D Systems delivered a signed merger agreement in escrow to Stratasys that provides for the shareholders of Stratasys to receive $7.50 per share in cash and 1.5444 newly issued shares of common stock of the combined company for each Stratasys ordinary share. The combination would result in Stratasys shareholders owning approximately 44% of the combined company and receiving approximately $540 million in cash at the time of consummation of the transaction.

In response to the superior substantive terms of the 3D Systems merger agreement and the overwhelming support of shareholders, 3D Systems expects Stratasys to swiftly agree with Desktop Metal to terminate the Desktop Metal-Stratasys merger agreement and countersign the 3D Systems-Stratasys merger agreement, which is already signed by 3D Systems and now sits in escrow. 3D Systems commits to pay the full amount of any termination fees due to Desktop Metal upon the termination of the Desktop Metal merger agreement and Stratasys’ countersignature of the 3D Systems merger agreement.

“We are pleased with the Stratasys Board’s determination. We anticipate prompt termination of the Desktop Metal merger agreement and countersignature of the agreement to combine 3D Systems and Stratasys so that we can deliver our collective stakeholders the unparalleled benefits of the envisioned combined company,” said President and CEO, Dr. Jeffrey Graves. “Together, 3D Systems and Stratasys are well-positioned to capture the benefits of scale needed to lead in the additive manufacturing industry and deliver long-term profitable growth. We reiterate our confidence in the strength of the combined financial profile of 3D Systems and Stratasys, including our ability to realize $100 million of synergies jointly identified by our two management teams during due diligence exercises in September 2022.”

Concluded Dr. Graves, “Shareholders have spoken that a combination between 3D Systems and Stratasys presents the most compelling opportunity for the additive manufacturing industry, and it is now time for the Board of Stratasys to move quickly to make this transaction a reality. If the Stratasys Board engages promptly, we believe that Stratasys should be able to sign the merger agreement this week.”

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems in connection with the proposed transaction.

About 3D Systems

More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the Securities and Exchange Commission, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. In addition, we note that Stratasys is not able to countersign a merger agreement with 3D Systems without first terminating Stratasys’ merger agreement with Desktop Metal and that the mutual consent of both Stratasys and Desktop Metal is necessary for termination of the Desktop Metal merger agreement. In addition, we note that Stratasys continues to recommend in favor of the Desktop Metal merger agreement, which remains in full force and effect, and that the vote by Stratasys shareholders on the Desktop Metal merger agreement has not yet occurred or been scheduled. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

All references to the binding nature of the offer and merger agreement being proposed by 3D Systems, whether in a press release, presentation, other document or public statement, are subject to the contents of the escrow letter that was filed by 3D Systems on July, 13 2023 with the SEC on Form 8-K.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems and/or a newly formed holding company wholly-owned by 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document that 3D Systems, a newly formed holding company wholly-owned by 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

Investors and security holders of 3D Systems and Stratasys are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts

Investors:
3D Systems
investor.relations@3dsystems.com

MacKenzie Partners, Inc.
Dan Burch / Bob Marese
dburch@mackenziepartners.com / bmarese@mackenziepartners.com

U.S. Media:
FTI Consulting
Pat Tucker / Rachel Chesley / Kyla MacLennan
3DSystems@fticonsulting.com

Israel Media:
Gelbart-Kahana Investor Relations
Aviram Uzi
aviram@gk-biz.com
+972-525329103